September 10, 2013

Via EDGAR

Mr. James Allegretto

Sr. Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Just Energy Group Inc.
Form 40-F for the year ended March 31, 2013
Filed May 31, 2013
File No. 001-35400

Dear Mr. Allegretto:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated August 26, 2013, with respect to the Form 40-F for the year ended March 31, 2013 of Just Energy Group Inc. (the “Company” or “Just Energy”). Please find below the Company’s responses to the comments provided by the Staff.

Form 40-F for the year ended March 31, 2013

Exhibit 1.2

Gas, page 19

Canada, page 19

1.	We note your response to comment 6 from our letter dated July 3, 2013. Given that actual usage of gas in the winter of 2012 was significantly less than your obligated deliveries, in which you fully recognized revenue, and that you subsequently reduced revenue previously recognized based on the financial reconciliations received in 2013, please explain to us your basis in GAAP that revenue was not prematurely recognized upon delivery during fiscal 2012.

Below is a brief description of how a delivery based gas market operates:

1.

Just Energy (“JE”) delivers gas based on the local distribution company (“LDC”) requirements for a specific pool of customers and gets paid (based on specific guidelines in each market place) based on these deliveries. The gas is delivered throughout the year.

2.

The delivered quantity is then consumed by the end consumer. JE recognizes revenue based on the actual consumption of their customers and not the amount delivered to the LDC above. As the gas is consumed, JE recognizes the related revenue and costs associated with the customer’s consumption. Consumption information is provided by the LDC on a monthly basis.

3.

Depending on the weather, there might be over/under consumption by the end consumer. If over consumed, the LDC takes the gas from a non-JE pool and provides to end customer or if under consumed, the gas remains in storage with the LDC. At March 31, 2012, there was gas delivered in excess of consumption (gas in storage held by the LDC).

4.	When the respective pool closes, if there is excess gas the LDC could “cash-out” this gas based on market rates or Just Energy could carry this gas as inventory into a subsequent pool.

The impact of the financial reconciliation that occurred in fiscal 2013 is related to under-consumed (or over delivered) gas. As described above Just Energy’s revenue recognition policy is to record revenue based on customer consumption. IAS 18, paragraph 14 outlines the requirements to recognize revenue based on the sale of goods. Below is a summary of this paragraph and our application of this guidance:

i.	When risks and rewards have been transferred;

When the gas is consumed by a JE customer, all risks and rewards have been transferred because there is no situation where the gas can be returned and the LDC does not have any ability to claw-back or withhold any related payment. When gas is delivered there is the potential for any unconsumed gas to create a loss or a gain for Just Energy. However, once the gas is consumed, Just Energy is entitled to the revenue associated with that gas and there is no further risk to Just Energy;

ii.	When there is no further managerial involvement or control over the goods

Just Energy’s management believes that this occurs upon consumption similar to the above criteria.

iii.	The amount of revenue can be reliably measured

At each period end, JE undertakes a process to estimate the amount of gas consumed by the end customer and the amount of gas in excess of consumption remaining in the pool. JE receives consumption information from the LDC on a monthly basis. This information allows JE to reliably measure the amount of gas that is consumed by the customer in a given period.

iv.	Probable that the economic benefits will flow to the entity

Once the underlying gas is consumed the economic benefits (cash inflow) will flow to Just Energy. Any risk of not receiving payment for this consumed gas is minimal (low credit risk, operating in a regulated market etc.);

v.	The costs incurred can be reasonable measured

The same consumption data from the LDC is used to determine the cost of the gas consumed by the customer. Just Energy tracks the cost of the gas delivered and based on this cost and the consumption information received can estimate the cost of gas sold in a given period.

When the financial reconciliation occurs, the adjustment relates to the gas delivered in excess of consumption and not to revenue. In F2013, the reconciliations resulted in the liquidation of gas on the expiry of monthly pools for a loss. The loss was recorded at the expiry of each pool occurring monthly over fiscal 2013.

An existing pool that expires subsequent to a reporting period would include consumption up to the date it expires. This amount of future consumption is not determinable at the reporting date (i.e. July pools include consumption from August to July annually). If liquidation of this gas delivered in excess of consumption were to occur at the expiry of the pool, the market price would then be known. Therefore, the results of the final reconciliation for any given pool are included in the period the pool expires. In addition, the LDC permits additional options beyond selling the inventory at market rates, including having JE roll-over all or a portion of an inventory position and adjusting future delivery requirements.

* * *

Please do not hesitate to contact me at 905.795.4206 or bsummers@justenergy.com with any questions or comments.

Sincerely,

/s/ Beth Summers

Beth Summers
Chief Financial Officer

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